UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                               September 7,
2018

  By E-Mail

  Andrew M. Freedman
  Olshan Frome Wolosky LLP
  65 East 55th Street
  New York, NY 10022

          Re:     Schmitt Industries, Inc.
                  Preliminary Proxy Statement filed by Sententia Group, LP, et. al.
                  Filed on August 31, 2018
                  File No. 000-23996

  Dear Mr. Freedman:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Preliminary Proxy Statement
  Background to the Solicitation, page 4

  1. It has come to our attention that the company offered a settlement on August 29. Please describe the terms of the offer and your reasons for apparently rejecting it.


  Reasons for the Solicitation, page 6

  2. Please provide us supplemental support for your calculation of the company's EBITDA appearing on the table on page 9 of your proxy statement.

  3. Refer to the first paragraph on page 10. Revise your disclosure to clarify that neither of your nominees owns any company shares directly and to explain how their election would serve the company, given their lack of ownership of any shares while the current directors own company shares.

  Proposal No. 1. Election of Directors, page 12

  4. We note, on page 13, the disclaimer of beneficial ownership "except to the extent of [Mr.
          Zapata's] pecuniary interest therein." Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.

  5. We note your disclosure referring to a substitute nominee (page 14). Please confirm that
 Andrew M. Freedman
Olshan Frome Wolosky LLP
September 7, 2018
Page 2

       you will file an amended proxy statement that (1) identifies the substitute nominee, (2)
       discloses whether such nominee has consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b)
       and 7 of Schedule 14A with respect to such nominee.

Votes Required for Approval, page 17

6. We note that you intend to vote unmarked proxy cards in accordance with your recommendation while you make no recommendation with respect to proposal No. 2.
       Please revise.

       Please direct any questions to me at (202) 551-3619.

                                                            Sincerely,

                                                            /s/ Daniel F.
Duchovny
                                                            Daniel F. Duchovny
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions